July 8, 2020

By EDGAR, “CORRESP” Designation

Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Jumia Technologies AG

Form 20-F for the Year Ended December 31, 2019

Filed April 3, 2020

File No. 001-38863

Dear Ms. Cvrkel:

This letter sets forth the responses of Jumia Technologies AG (the “Company”) to the comment contained in your letter, dated June 10, 2020, relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 20-F”) filed by the Company on April 3, 2020.

The Company has responded to the Staff’s comment by revising the Form 20-F to comply with the comment. The Amendment of the 2019 20-F has been filed today.

The comment of the Staff is set forth in bold italicized text below, and the Company’s response is set forth in plain text immediately following the comment.

Form 20-F for the Year Ended December 31, 2019

Jumia Technologies AG Financial Statements

Notes to Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

28 Earnings per share, page F-46

1.	Your calculation of diluted loss per share for all periods presented does not appear to comply with the guidance in IAS 33 as you have included the effect of share options which are anti-dilutive in the weighted average shares used to compute diluted loss per share. Please revise your diluted loss per share calculations to exclude anti-dilutive share options from the weighted average number of shares used to compute diluted loss per share. Refer to the guidance in paragraph 41 of IAS 33. Your calculation of the Loss per American Depository Share disclosed in your Selected Financial Data on page 2 should be similarly revised.

The Company has revised the 20-F in response to the Staff’s comment.  Please see the Amendment to the 2019 20-F.

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If you have any questions regarding this letter, please do not hesitate to call me at 646-456-1087.

Very truly yours,

/s/ Katherine McGavin
Katherine McGavin
General Counsel

cc:Keira Nakada

(Securities and Exchange Commission)

Jeremy Hodara
Sacha Poignonnec

(Jumia Technologies AG)

Krystian Czerniecki

(Sullivan & Cromwell LLP)